27.3 Karl D. Everett, P.E.

I, Karl Everett, P.E. of Duluth, Minnesota, do hereby certify that as one of the qualified person (QP) of this technical report, Updated Technical Report on the NorthMet Deposit, dated October 12, 2012, amended January 14th, 2013; I hereby make the following statements:

- I am a Mining Engineer employed by Foth Infrastructure & Environment LLC, with a business address at 8550 Hudson Boulevard Lake Elmo, MN 55042.
- I am a graduate of the University of Minnesota, Duluth, Minnesota, USA, B.S. Geology 1975 and University of Idaho, Moscow, Idaho, USA, M.S. Mining Engineering , 1981.
- I am a licensed Professional Engineer in Minnesota #17616 and a Professional Geologist in Wisconsin #1041.
- I have practiced my profession continuously since graduation.
- I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purpose of NI 43-101.
- My relevant experience includes mine planning, geology, environmental planning, permitting, reclamation and environmental compliance planning for various companies including BNI Coal, Vulcan Materials, Oglebay Norton and Barr Engineering. I have extensive experience of projects in northeastern Minnesota.
- I visited the Project site on numerous occasions, most recently on April 19, 2012.
- I am responsible for Sections 1.6, 4.7, 4.8, and the complete Section 20 of the technical report titled "Updated Technical Report on the NorthMet Deposit."
- As of the date of this Certificate, to the best of my knowledge, information, and belief, this technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.
- I am independent of the issuer, PolyMet Mining Corp. as defined by Section 1.5 of the Instrument. I have read NI 43-101 and the technical report has been prepared in compliance with NI 43-101 and Form 43-101F1.

Signed and dated 14th day of January 2013, at 4:30 PM

Karl D. Everett

Karl Everett, P.E.

I hereby certify that this plan, specification, or report was prepared by me or under my direct supervision and that I am a duly Registered Professional Engineer under the laws of the State of Minnesota.

1-14-13 Registration No. 17616